Exhibit 99.1

May 8, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
FIRST  QUARTER  2013  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three months ended March 31, 2013.  The full version of the Company’s financial statements and Management’s Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com, or on SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther’s operations processed record tonnage and delivered year-over-year production growth in the first quarter of 2013 but significantly lower silver grades at Guanajuato translated into higher costs and lower margins”, stated Robert Archer, CEO.  “The Company also had a significant in-transit shipment of concentrate containing 162,178 silver equivalent ounces and representing approximately $4.5 million at the end of the quarter which was not included in revenue.  While the concentrate shipment will be booked in the second quarter and grade and site cost issues are being addressed, the Company is reviewing the impact of this on its cash cost guidance for 2013.

In the fourth quarter of 2012, the Company commenced several initiatives to improve and strengthen the operational efficiency of the Guanajuato Mine Complex and the Topia Mine.  Costs have started to decline at Topia but Guanajuato saw similarly high site costs as in the previous quarter.  All of the mining in Guanajuato is conducted by contract miners, and contractors and materials are the largest cost centres for the Company.  Consequently, these areas are under review with the aim of reducing overall site costs.  During the first quarter some contractors were replaced by employees and the Company is evaluating making further changes as well as modifying existing contracts.

With the recent lower silver grades and continued grade variability, particular emphasis is also being placed on improving grade control as this is key to increased production and lower unit costs.  A recently completed structural analysis of the Guanajuato vein zones by a prominent structural geologist is being used to better understand grade distribution and assist with geological modeling and exploration drilling.  Results from many of these initiatives will take time to have an effect but Great Panther remains committed to long term profitability and growth.

Our key objective for 2013 is to reduce our unit cash costs.  In addition, we are preparing to commence the development of our San Ignacio Project and have started drilling at the El Horcon Project.  Despite the challenging times for the industry overall, Great Panther continues to maintain a strong balance sheet with $42.2 million in working capital, and no long term debt.”

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FIRST QUARTER 2013 FINANCIAL SUMMARY

Highlights (in 000s except ounces, amounts per share and per ounce)	2013 Q1	2012 Q1	Change
Revenue	$12,639	$13,625	-7%
Gross profit (Earnings from mining operations)	$313	$6,325	-95%
Net income	$1,276	$4,683	-68%
Adjusted EBITDA1	$521	$4,441	-88%
Earnings per share – basic	$0.01	$0.03	-67%
Earnings per share – diluted	$0.01	$0.03	-67%
Silver ounces produced	369,624	359,526	3%
Silver equivalent ounces produced 2	607,501	557,606	9%
Silver payable ounces	339,874	316,641	7%
Total cash cost per silver ounce (USD)1	$18.60	$9.05	106%
Average realized silver price (USD)3	$29.71	$32.65	-9%

FIRST QUARTER 2013 FINANCIAL DISCUSSION

•
For the three months ended March 31, 2013, the Company earned revenues of $12.6 million, compared to $13.6 million for the same period in 2012, a decrease of 7%.  The decrease was the result of a 9% decrease in average realized silver prices (US$29.71 compared to US$32.65) and a negative revaluation adjustment for lower silver prices on shipments which were still subject to final settlement at the end of the quarter.  These factors offset an increase in metal sales on a silver equivalent ounce basis.  The Company also had a significant in-transit shipment of concentrate at the end of the quarter which was not included in revenue.  The shipment contained 162,178 silver equivalent ounces representing revenue of approximately $4.5 million.  For the three months ended March 31, 2013, the Company recognized revenue on shipments representing 506,637 silver equivalent ounces compared to 475,046 silver equivalent ounces for the same period in 2012;

•
Revenue for the first quarter of 2013 decreased by $5.2 million, or 29%, compared to the fourth quarter of 2012.  The decrease was primarily the result of a 26% decrease in silver equivalent ounces sold (506,637 silver equivalent ounces sold in the first quarter of 2013 compared to 681,343 silver equivalent ounces sold in the fourth quarter of 2012) and a 7% decrease in average realized silver prices (US$29.71 in the first quarter of 2013 compared to US$31.94 in the fourth quarter of 2012).  The decrease in silver equivalent ounces sold is primarily attributed to the previously mentioned in transit shipment at the end of the first quarter;

•
Gross profit for the first quarter of 2013 was $0.3 million (3% of revenues) compared to $6.3 million (46% of revenues) for the same period in 2012.  The decrease in gross profit is primarily due to higher unit costs resulting from lower silver grades, mainly at the Guanajuato Mine Complex.  Silver grades at Guanajuato were 148g/t for the first quarter of 2013, a 31% decrease from the silver grades realized in the first quarter of 2012.  Gold grades were 1.93g/t for the first quarter of 2013, a 16% decrease from the gold grades realized in the first quarter of 2012.  In addition, higher amortization and depletion charges were realized in the quarter as a result of increased investment in mine development and capital equipment over the past year.  Gross profit before non-cash charges was $3.1 million for the three months ended March 31, 2013 as compared to $7.8 million for the three months ended March 31, 2012;

__________________________________
1 “Adjusted EBITDA” and “cash cost per silver ounce” are non-IFRS measures.  Refer to the “Non-IFRS Measures” sections of this Press Release and of the Company’s MD&A.
2 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3 Average realized silver price is prior to treatment, refining and smelting charges.

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•
Total cash cost per silver ounce for the first quarter of 2013 was US$18.60, a 106% increase compared to US$9.05 for the same period in 2012 and a 28% increase compared to US$14.58 in the fourth quarter of 2012.  The increase in cash cost per silver ounce over the comparative periods is mainly due to lower grades of metals mined at the Guanajuato Mine Complex, which resulted in higher unit production costs as throughput increased without the corresponding increase in silver equivalent ounces produced.  The increases also reflect lower by-product credits per ounce sold as a result of lower gold prices;

•
General and administrative expenses for the first quarter of 2013 totalled $2.0 million, as compared to $3.0 million for the same period in 2012 and $1.8 million for the fourth quarter of 2012.  The decrease from the first quarter of 2012 is primarily the result of a one-time payment of $0.7 million in connection with the retirement of a director and executive of the Company;

•
Net income for the first quarter of 2013 totalled $1.3 million, compared to net income of $4.7 million for the same quarter in 2012 and a net loss of $1.3 million in the fourth quarter of 2012.  The decrease from the first quarter of 2012 was the result of a decrease in gross profit of $6.0 million, offset by a decrease in general and administrative expenses of $1.0 million, an increase in the foreign exchange gain of $0.6 million, and a decrease in income tax expense of $1.2 million.  The increase in net income from the fourth quarter of 2012 is primarily attributable to an increase in the foreign exchange gain of $3.7 million and a decrease in income tax expense of $1.5 million, which were partially offset by a decrease in gross profit of $3.0 million;

•
Adjusted EBITDA1 was $0.5 million for the first quarter of 2013, compared to $4.4 million for the same period in 2012 and $3.8 million for the fourth quarter of 2012. The decreases from each comparative period are due to the decrease in gross profit discussed above;

•
At March 31, 2013, the Company had cash and cash equivalents (including short-term investments) of $25.6 million, a decrease of $0.3 million from the quarter ended December 31, 2012. During the first quarter of 2013 the Company generated net cash flows from operating activities of $3.4 million. Net cash outflows from investing activities were $4.0 million during the first quarter of 2013, primarily related to the development of mineral properties, capitalized exploration and evaluation, and the purchase of plant and equipment relating to the two operating mines; and

•	At March 31, 2013, the Company’s net working capital position remained strong at $42.2 million, compared to $44.5 million at December 31, 2012.

__________________________________
1 “Adjusted EBITDA” is a non-IFRS measure.  Refer to the “Non-IFRS Measures” sections of this Press Release and of the Company’s MD&A.

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FIRST QUARTER 2013 OPERATIONAL SUMMARY

•	Processed ore increased 36% to 69,540 tonnes compared to the first quarter of 2012, and increased 3% over the fourth quarter of 2012 due to a concerted effort to increase production;

•	Metal production increased 9% to 607,501 silver equivalent ounces (“Ag eq oz”) compared to the first quarter of 2012 but decreased 10% from the record production set in the fourth quarter of 2012;

•	Gold production increased 15% to 3,144 ounces compared to the first quarter of 2012;

•	Silver production increased 3% to 369,624 ounces compared to the first quarter of 2012;

•	Guanajuato ore grades of 148g/t Ag and 1.93g/t Au were down 31% and 16% from the first quarter of 2012, respectively;

•	Guanajuato achieved strong metallurgical recoveries of 89.2% and 90.3% for silver and gold respectively;

•	Ore processed at Topia was up 37% from the first quarter of 2012 to 16,995 tonnes;

•	Topia silver grades of 300g/t were down 8% compared to the same period in the prior year while gold grades of 0.65g/t were up 44%.

Further discussion of the Company’s operational and financial results are contained in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2013.

OUTLOOK

In the first quarter of 2013, cash costs per ounce were significantly impacted by lower silver grades at Guanajuato.  As a result, the Company is reviewing its cash cost guidance for 2013.  The key objectives at Great Panther’s operations are to increase grades and lower costs while maintaining production goals.  Existing capacity and continued improvements at the Guanajuato and Topia processing plants will help provide the foundation for growth in 2014 and beyond.

Silver and gold prices experienced significant declines in mid-April after the completion of the Company’s first quarter.  If metal prices at the date of this news release are sustained through the balance of the second quarter of 2013, management anticipates that gross margins will be very low, or negative, for the period.  Also, should these metal prices continue, or go lower, into the second half of the year, it is likely that cash flow from operations will not cover currently projected capital investments for the year.

Management continues to plan cost reduction initiatives and, with the recent lower silver grades and continued grade variability, particular emphasis is being placed on improving grade control as this is key to increased production and lower unit costs.  Results from many of these initiatives will take time to have an effect but Great Panther remains committed to long term profitability and growth.  With working capital in excess of $40 million, and no long term debt, management believes that the Company has sufficient funds to manage through the cost restructuring.

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At the San Ignacio Project in Guanajuato, Mexico, the Company has acquired additional surface rights allowing sufficient space for the development of a ramp and waste dumps and for auxiliary infrastructure, and has applied for the permits required for underground development.  During the first quarter of 2013, the Company received the explosives permit and began rehabilitation of the surface infrastructure to prepare for the commencement of mining development activities.  It is expected that the land use permit and the Environmental Impact Assessment approvals will be received in the third quarter of 2013.

The Company commenced a surface drill program at El Horcon in April 2013 which includes plans for 30 drill holes for a total of 3,000 metres.  The program is laid out along an 800-metre length of the Diamantillo vein and will test the Diamantillo vein as well as various splays and nearby parallel structures and veins.

In light of the recent drop in metal prices, the Company is reviewing its M&A strategy.

CONFERENCE CALL TO DISCUSS FINANCIAL RESULTS

The Company will host a webcast and conference call on May 9, 2013, at 7:00 a.m. Pacific Time, 10:00 a.m. Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

You may also access the conference call on a listen-only basis via webcast at our website www.greatpanther.com.

A replay of the teleconference call will be available until May 16, 2013 by dialing the numbers below.  In addition, the call and audio webcast will be archived on the Company's website.
Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Conference ID #: 412943

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the three months ended March 31, 2013 for a definition and reconciliation of these measures to the Company’s financial statements.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All shareholders have the ability to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements or the Annual Information Form in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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  GREAT PANTHER SILVER LIMITED
  CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
  (Expressed in thousands of Canadian dollars)

  March 31, 2013 and December 31, 2012 (Unaudited)

	March 31,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$20,484	$20,735
Short term investments	5,120	5,164
Trade and other receivables	13,129	18,099
Income taxes recoverable	140	130
Inventories	8,141	6,927
Prepaid expenses, deposits and advances	1,628	1,995
	48,642	53,050
Non-current assets:
Mineral properties, plant and equipment	59,975	55,451
Exploration and evaluation assets	7,890	7,270
Intangible assets	822	705
Deferred tax asset	250	253
	$117,579	$116,729

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$5,841	$8,111
Current tax liability	598	400
	6,439	8,511
Non-current liabilities:
Reclamation and remediation provision	2,539	2,447
Deferred tax liability	6,637	5,746
	15,615	16,704

Shareholders’ equity:
Share capital	122,459	122,444
Reserves	8,234	7,586
Deficit	(28,729)	(30,005)
	101,964	100,025
	$117,579	$116,729

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  GREAT PANTHER SILVER LIMITED
  CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
  OTHER COMPREHENSIVE INCOME
  (Expressed in thousands of Canadian dollars, except per share data)

  For the three months ended March 31, 2013 and 2012 (Unaudited)

	For the three months ended March 31,
	2013	2012

Revenue	$12,639	$13,625
Cost of sales
Production costs	9,532	5,835
Amortization and depletion	2,715	1,457
Share-based payments	79	8
	12,326	7,300

Gross profit	313	6,325

General and administrative expenses
Administrative expenses	1,971	2,851
Amortization and depletion	37	33
Share-based payments	26	130
	2,034	3,014

Exploration and evaluation expenses	641	592

Income (loss) before the undernoted	(2,362)	2,719

Finance and other income (expense)
Interest income	86	173
Finance costs	(9)	(10)
Foreign exchange gain	4,295	3,655
Other income	27	94
	4,399	3,912

Income before income taxes	2,037	6,631
Income tax expense
Current	(239)	-
Deferred	(522)	(1,948)
	(761)	(1,948)
Net income for the period	$1,276	$4,683

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	604	136
Change in fair value of available-for-sale financial assets	(56)	17
	548	153
Total comprehensive income for the period	$1,824	$4,836

Earnings per share
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2013 and 2012 (Unaudited)

	Three months ended
	March 31,
	2013	2012

Cash flows from operating activities:
Net income for the period	$1,276	$4,683

Items not involving cash:
Amortization and depletion	2,752	1,490
Unrealized foreign exchange gains	(4,216)	(3,196)
Deferred income taxes	522	1,948
Accretion on reclamation and remediation provision	9	7
Share-based payments	105	138
Other non-cash items	(78)	(15)
	370	5,055

Interest received	55	151
Interest paid	-	(3)
Income taxes paid	(196)	(252)
Net cash from operating activities before changes in non-cash working capital	229	4,951

Changes in non-cash working capital:
Trade and other receivables	5,001	4,484
Income taxes recoverable	(7)	(26)
Inventories	(320)	(1,855)
Prepaid expenses, deposits and advances	367	(1,150)
Trade and other payables	(2,231)	20
Current tax liability	394	-
Net cash from operating activities	3,433	6,424

Cash flows from investing activities:
Purchase of intangible assets	(143)	(200)
Purchase of mineral properties, plant and equipment	(3,826)	(6,072)
Proceeds from disposal of mineral properties, plant and equipment	5	17
Net cash used in investing activities	(3,964)	(6,255)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(53)
Proceeds from exercise of options	10	321
Net cash from financing activities	10	268

Effect of foreign currency translation on cash	270	448

Increase (decrease) in cash and cash equivalents	(251)	885
Cash and cash equivalents, beginning of period	20,735	39,437
Cash and cash equivalents, end of period	$20,484	$40,322